FILED BY GREEN BANCORP, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: PATRIOT BANCSHARES, INC.

COMMISSION FILE NO. 132-02795

The following is a transcript of a presentation by Green Bancorp, Inc. (“Green”) on July 29, 2015, at the KBW Community Bank Conference which includes references to the previously announced definitive agreement and plan of merger entered into by Green and Patriot Bancshares, Inc. (“Patriot”).

Cautionary Statement Regarding Forward-Looking Statements

The information presented herein and in other documents filed with or furnished to the Securities and Exchange Commission (the “SEC”), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Green’s and Patriot’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements. Statements about the expected timing, completion and effects of the proposed transactions and all other statements in this release other than historical facts constitute forward-looking statements.

In addition to factors previously disclosed in Green’s reports filed with the SEC and those identified elsewhere in this communication, the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Green’s and Patriot’s shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Green and Patriot businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information About the Proposed Transaction and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Green and Patriot. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

Investors and security holders are urged to carefully review and consider Green’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Green with the SEC may be obtained free of charge at Green’s investor relations website at investors.greenbank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Green upon written request to Green Bancorp, Inc., Attn: Investor Relations, 4000 Greenbriar Street, Houston, TX 77098 or by calling (713) 275-8220.

In connection with the proposed transaction, Green has filed a registration statement on Form S-4 with the SEC which includes a joint proxy statement of Patriot and Green and a prospectus of Green, and will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of Patriot and Green are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction.  A definitive joint proxy statement/prospectus will be sent to the shareholders of each institution seeking the required shareholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Green by writing to the address provided above.

Green and Patriot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their shareholders in connection with the proposed transaction. Information about Green’s participants may be found in the definitive proxy statement of Green relating to its 2015 Annual Meeting of Stockholders filed with the SEC on April 30, 2015. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the proxy statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.

Company Name: Green Bancorp, Inc. (GNBC)

Event: KBW Community Bank Conference

Date: July 29, 2015

<<Brady Gailey, Analyst, Keefe, Bruyette & Woods, Inc.>>

All right, we’ll go and get started with our next presenter. We have Green Bank, ticker GNBC at Houston, Texas, soon to be around a $3.5 billion on an asset bank after they close their pending acquisition of Patriot, which is another Houston based bank. Green went public about a year ago, raised $80 million at $15 bucks a share. Today from the company we have the Chairman and CEO, Manny Mehos; President, Geoff Greenwade; and CFO, John Durie. So guys thanks for coming.

<<Manuel J. Mehos, Chairman & Chief Executive Officer>>

Thank you, Brady. Thanks for having us. Thanks for joining me today. My name is Manny Mehos. I’m the Chairman and CEO and Founder of Green Bancorp. We’re not going to bore you with the details of the slides. We’re going to be running through the slides for you or sort of telling you the stories, so you can — you guys want a hard copy of this, you don’t need us to read through it. But the whole history of the bank, my last bank was Coastal Banc, started in the 80s through assisted acquisitions, sold it in 2004 to Hibernia, it was a very good return for all shareholders including public shareholders.

One thing we did have back then when we sold Coastal was we had a goal of selling the bank in fact back then we based it on a price. We sort of a whisper price and we have that goal. We sold the bank $1.5 above that price. A lot of you have heard us talk, some of you may have heard us talked about our goal for Green Bank and we’ve talked about the size. That’s no different. We are — just like we executed our goal at Coastal, our plans are the same thing for the Green Bancorp.

So my legacy and when Geoff and John are also here, and Donald Perschbacher, the other member of our executive team have that same executable goal, we’re not building a bank for a legacy, we’re not building a bank for our jobs and our futures were building a bank what someone else wants. So that’s what you’re going to hear throughout this presentation.

Green Bank started out in December 31, 2006. We bought a very small bank with the name of Redstone Bank, changed the name to Green Bank. Ultimately, Red bank was a little — was close to $200 million in size. A few years later Geoff Greenwade joined us as a COO.

And then in 2010, we did a capital raise, private equity and then of course we went public in August of this time last year. The bank has grown upto $2.4 billion in assets. We recently announced an acquisition of Patriot — Patriot Bank shares in Houston, which is ultimately going to take us to $3.6 billion in assets.

We were very excited about that. Green Bank is the way we build the bank is it’s a typical model. You’ve probably heard a lot today, organic growth and acquisitions. Acquisition is a line of business for us. We never stop doing them. We never stop working on them. Organic growth has actually been on the asset side with the way we grow the bank. So if you look at Green Bank, you’re looking at a growth bank, a growth bank that has a terminal value one day and that growth bank on the asset side is principally through organic on the deposit side has been principally through acquisitions. With the Patriot deal, it’s going to be both.

And this is just management team. You would see us up here with nice faces, mostly ugly faces, but what we’re — and what we built is this platform and Geoff is going to talk about this a little more is we built a platform that is scalable. Our banker model, which we’ll talk a little bit about is still — it still has a lot of room in it to grow. We don’t have to hire a lot of new bankers. We are getting some good bankers with Patriot, but we are a commercial bank.

Now, a couple of things real quick let me go back real quick to our math. We’re going to stay in this triangle. Geographically, we’re obviously a Texas bank. Geographically,

we’re Dallas/Fort Worth, Houston and Austin. We will not go outside of those markets. No, I won’t to say outside of those markets, we won’t growth outside of this triangle.

San Antonio, we might go into it with an acquisition, but only with an acquisition, it’s a very difficult market to grow organically. But we’ll stay in these markets. Our acquisition targets will be in Houston and Dallas. We have — we keep a list of top ten banks that we look at and we like. We have meetings once a week on them. We’re calling them constantly. Those are in Houston and Dallas and Fort Worth.

Our next acquisition targets might lean towards Dallas since we just announced the big one in Houston, but we want to build more Houston. Ultimately, when this bank has sold, whoever wants the bank is going to want to be in Houston and Dallas/Forth Worth and might want to be in Austin, but it is not as good of a commercial market. So that’s what you’re going to see and the acquisitions and the organic growth will continue that way.

I’m going to turn it over to Geoff right now to talk a little bit more organically about the bank and I’ll come back and talk a little bit about our future and what we see in the acquisition market.

<<Geoffrey D. Greenwade, President>>

Thank you, Manny. I think one of the main things that we have focused our strategy on. You can’t count on when acquisitions are going to happen even though we’ve been able to do with Patriot that’s our fifth one, including Redstone and then we had three very heavy deposit deals in between, or actually our sixth one. But what we focus on, on a daily basis is our organic growth model. Acquisitions help fuel that by either giving us more locations, or deposits, or with Patriot we’ll get more commercial bankers. But the portfolio banker model is one going back to when I join the bank in 2008 that we decided to focus on now versus a heavy branch model that was very popular 10 years ago.

And part of that is we understood where branches were going. With technology changing the number of times that a customer on average goes into a bank has decreased over the last 15 years ago they would go in on an average of two times a month. Now it’s averaging two times a year. So because of that you’ve got to be very smart on what you do with you branches, the branch life [ph], and sales heavy.

And so the portfolio bankers, is where we have made our bet on driving the growth of the bank. And so what that model does for us is we hire experienced bankers from other usually regional or national banks, they may have different titles on their business card, there’ll will be private bankers, they will be business bankers, commercial bankers and a few specialty bankers. And a good example of that would be a banker who focuses on a particular industry. And then we put targets in place for them to be either very focused on loan growth, deposit growth or the fee income.

So let’s take an example of a commercial banker. So we modeled that out to where a typical commercial banker after five years is typically in the $70 million, $75 million loan portfolio and then a deposit portfolio typically in the $20 million, $25 million. A private banker is going to be the exact opposite of that. They’re going to be very heavy on the deposit side and very light on the loan side. So we know by the mix of bankers that we have exactly how we’re going to manage our loan growth and our deposit growth.

So we put into them a very objective, incentive-based compensation, both on the salary and in the bonus side to drive the growth of their balance sheet with loan deposit and fee income. Very similar to what the bank is and so we can tell by when we hire bankers and you give them the time to fill that in exactly where they stand on their tenuring capacity, so when we talk about we have 30% more capacity left in our bankers that’s basically we’ve done the measurements against the financial modeling and know exactly how much more loan and deposit growth they can fill in, before they hit capacity on their individual portfolios.

It’s very similar to what the industry was doing on branches 10 years or 15 years ago, we just take it down to a banker level. So we know, after we’ve hired a banker exactly where our expectations are at six months, 12 months, 18 months, 24 months and we do that modeling. And we also provide them daily reports on exactly where they stand, not only on their, where their loan portfolio and deposit portfolio but where their mid net interest margin is for their particular portfolio.

So we also incent them to be within a certain net interest margin if they are below that there’s a harm to their salary, if they are above that there is a plus that they get on their salary base. So it’s very grid objective based. And so I think that’s a very important part of our story from the beginning to now and that we continue to use is this portfolio banker model, because we know exactly where we stand with our bankers, we know how we can drive those efficiency ratios down, we know that they have ownership and not only customer retention on the balance sheet side, but also they get the share in the fee income they collect and they also have a price to pay for their net interest margin, if its lies below the ranges that we set for them.

So if you can see as we’ve over the last five years we’ve been able to take our efficiency ratio down from over 100% down the 61%. If we continue to fill in that capacity of those bankers, we can see with in the next three years and this will probably be speeded up or re-forecast after we close Patriot how we can drive that efficiency ratio down to the low 50 percentile range and then drive our ROA up to the one in a quarter range over the next couple of years.

So let’s talk inorganic. So the acquisition side we’ve been able to show a graph here that shows on the loans and the deposits exactly where our businesses come from organically and acquisition. So even though we’ve been an active acquirer, doing other than 2012 we’ve been able to do one assuming we’re closing Patriot before the end of the year. We’ve done one in four of the last five years.

But as you can see by the blue on the graph, that’s where we’re getting our acquisition loans and deposits and then where we get our organic piece. We’re very organic driven,

and we’ve been heavier on the deposit side because as we were growing in 2010, 2011 and 2012 we needed deposits more than we needed loans. So we were focusing on more of the branch deposit acquisition model.

<<Unidentified Participant>>

So who do we focus on from an acquisition standpoint. Manny, talked about within that triangle primarily its DSW Houston and Austin, we’ve got our top ten banks that we report on a weekly basis in our M&A committee. These are typically banks in the $500 million to $1.5 billion range. We are not trying to do two or three a year we’re just trying to do one a year. That’s a good digesting point for us. So the second half of the year we’re already looking for who it is, that we are going to be doing a deal with in 2016.

So as soon as the Patriot deal was announced the next week or still back very active on the business development front calling on those top ten banks that we are focusing on. We are going to be very particular, we are going to look at did they fit what we did; did they have the same model of relying on the portfolio, their version of portfolio bankers to help grow their banks. Are they well located locations, did they have a mix that good deposits and good loans, did they have a strategy around the fee income side.

So those all go into how we determine and we get to know and we go call on them have breakfast it is a line of business for us. That we understand you have to call on some of these for two or three years before you can get a deal and that’s been our history. Our team is very experienced on the acquisition side; we not only do the business development portion of it by going out and calling on these banks. We also are very experienced on due diligence and we are very experienced on transition.

All of our deals have worked within our numbers, after we’ve been able to close them exactly what we projected and gave guidance on exactly how it came out to be. And so that’s very important. This gives you the history starting with Redstone Bank by loans and deposits for each location you can see our activity going back to late 2006, Patriot’s going to be our biggest deal but it’s also interesting I believe its going to be one of our easiest deals to do. Because there even though you take the way the size that you are very much like us, the kind of customers that they go after, they are very lied on the branches, they are on the same core processing system where we are at. And have a number of bankers that we were trying to hire over the years when they were leaving the regional banks that they were at.

Just talk a little bit about Patriot, what they give for us. So this is a bank that was formed through acquisition of a small platform bank in 2005. So they’ve had 10 years of growth primarily Houston and Dallas, they have one location in Honey Grove which is where they bought the existing charter about an hour north of Dallas. Don Ellis is the Founder and Chairman. They’ve grown from the under — $100 million in assets with initial deal to $1.4 billion on assets. They have eight locations and six of those in — are nine locations, six in Dallas, or Houston, two in Dallas, and one in Honey Grove and they have 174 employees. This fits very well from a cost savings, we have modeled out 35% because of having operations in the same market and we have already done through due diligence and through the announcement have recognized exactly where that’s going to come from.

We anticipate closing that in the mid to late fourth quarter, and then we have it set for even though we are on the same core process, we still have to do some system conversion that we have scheduled for the last weekend in March.

So this creates $4 billion bank once its done, we will be the 15 largest Texas headquartered bank in the state added some 500 plus strength since our presence not only in Houston but also in Dallas, and it’s a very complementary business philosophies and who we — what we do on the C&I and commercial real estate side.

Going back to Manny’s triangle, as you can see the red represents the Patriot branches, so we have all of those getting in the Houston and Dallas and we’ve got that one small one in Honey Grove right outside the triangle, but we will just redraw the triangle to make it fit. But it is an hour outside, so it’s not going to be that hard to manage, just due to the size of it.

And then let’s talk a little bit about out second quarter highlights, we had our earnings call yesterday at 5 PM. Two call the analyst call afterwards, our earnings were in line with our guidance, we made $5.4 million when you back out the acquisition related one-time expenses, we had a very good loan growth quarter, $84 million of loan growth first was a slight loan growth quarter, so we are now catching up, we expect this to be 10% loan growth year. Our non-performing assets decreased, down to 47 basis points, they were at 1 point or little over 1% a year ago.

And then we have also had a very good deposit growth quarter. So we expect our organic piece to continue, and with a capacity we have left in the bankers, that should continue also.

And I will turn it back over to Manny.

<<Manuel J. Mehos, Chairman & Chief Executive Officer>>

Thanks, Jeff. Okay I’m going to get to questions, and just a second a couple of more points I want to make that we haven’t said. We hope the fed raises rates, and we hope the fed keeps raising rates. We are an asset sensitive bank, we have about 80% of our assets are floating rate, we make in — John, correct me if I’m wrong here, about 1.5% increase in net interest margin every 25 basis points of Fed funds rate increase, correct.

<<Geoffrey D. Greenwade, President>>

Right.

<<Manuel J. Mehos, Chairman of the Board>>

And in the bottom lines 4% to 6%.

<<Geoffrey D. Greenwade, President>>

Yes. We say 1.5 and 2.5 on net interest income 4% to 7% on net income were each 25 basis points.

<<Manuel J. Mehos, Chairman of the Board>>

Right. So we want rates to go up, we want them to grow up as fast as they can. In our — excuse me, in our road show, we talked a lot about 2017 is sort of be in our goal of getting to $5 billion. Well, we’re ahead of that a little bit now, because we are going to be close to $4 billion next year. But also we thought that’s the interest rates have already — if they are going to go up, we’ll start fulfilling that part of our profitability. So, we think at $5 billion with interest rates up 100 basis points to 200 basis points. We hit peak profitability. And that’s when we get the right kind of evaluation. So that’s the goal here and that’s the stock you’d be buying. So with that, I’m going to open it for questions.

Q&A

<Q — Brady Gailey>: You know, Manuel you didn’t hit much on energy

<A — Manuel J. Mehos>: Yeah.

<Q — Brady Gailey>: You know, it’s still — we’ve seen oil go from 60 back down to 50. Can you just give us an update on what you are seeing how it’s affecting your growth and may be its not affecting your growth and how you are thinking about your oil book notice, right?

<A — Manuel J. Mehos>: I’ll make a couple of comments and Geoff talk about the loan growth. But we — in terms of the economy in Houston, we — it’s certainly affecting the economy and it will affected more. But it’s just hasn’t, we don’t see it in our portfolio. We don’t see it in the portfolio. We don’t really see it. We see it a little bit obviously in the energy portfolio but the rest of the portfolio is still growing and the existing portfolio was doing fine.

If you get a downward drop more in energy more or prices go down another $10 and stay down there. I have a different story. But for right now, on the E&P front we’re fine, all services were fine. Just going to give you a little more details on that.

Third quarter and fourth quarter will be a little more reveling for services. We think our company’s were fine, but you are going to see a lot of service companies probably start to show their weakness going to particularly leveraged in the third and fourth quarter excluding ours of course.

But Geoff can talk a little bit more about the loan growth and…

<A — Geoffrey D. Greenwade>: Yes, so hitting on the energy real quick. We ended the quarter 11% of our total loans or in energy, 7% of that 11% were on the reserve base lending, the other 4% was also services. We continue to see oilfield services deleverage where we talked in the first quarter where we had nine customers that made up 90%, now we’re down to eight customers that make up 90%. It dropped we had one pay off about $10 million or $12 million.

So I think what you’ll see is a continuing deleveraging and paydown on the oilfield service side, and then the E&P should start stabilizing from that standpoint. We would actually like to add some E&P customers, with the price deck where it is, it is an opportunity, but what we are finding is that they’re running to go out by some cheap assets and nobody selling cheap assets.

So that’s probably a good sign that where everybody feels that the market value of this collateral is. And on the non-energy side of the house, our production quarter-to-quarter continues to stay exactly where it was even before the energy, the oil price is started slipping. So if you look at, our — we almost have just under $200 million of loan production close loans in the second quarter and that was very comparable to year-ago.

So we are expecting loan growth continue, the only thing holding us back from doing better than 10% is that energy, we’ve had like 12% or 13% of our total energy book payoff or paydown in the first six months. So they are going to deleveraging and I think that will start stabilizing more in this third and fourth quarter.

<A — Manuel J. Mehos>: And then the second one on asset sensitivity, you are one of more asset sensitive banks out there. We are having a lot of investor focus on deposit data and how deposit rates will react once we start to see the rate rise. How do you all think, the rate paid on deposits will react, when we start to see higher rate environment.

<A — Geoffrey D. Greenwade>:  So we do John described as weekly surveys of the peer banks or other banks in the markets that we are in. And typically we are always in the top quartile, because we have had extreme need for deposits, we’ve ran about 93% to 95% loan-to-deposit ratios that we are going to always need deposit growth. So we stay in the top quartile.

Our strategy is when rates start going up to lag on the deposit side, at the end of the second quarter we were at third transaction non-interest bearing type accounts, third money market savings and the third CDs and that was by design. We’ve been wanting to get there over the last few years. So what you will see on the CD in money market as we won’t make any immediate movements up, it will be defensive in nature. And we’ll continue to go after the deposit base that we have it in the last few years, which is very much more of a business oriented. We are probably 50-50, when you say John on between business and consumer and the business is much less than sort of the interest rate hikes.

<<Manuel J. Mehos, Chairman & Chief Executive Officer>>

All right. Any another questions for Green Bank? All right, guys. Thank you.

<<Brady Gailey, Analyst, Keefe, Bruyette & Woods, Inc.>>

Sure.